UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended February 2025

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Annual Meeting of Shareholders

The annual meeting of the shareholders of Lichen China Limited (the “Meeting”) was held on February 10, 2025, at 09:00 PM China Time (February 10, 2025, 08:00 AM Eastern Time), at the principal office of the Company located at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013.

Holders of 1,893,052 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Meeting, representing 2.9% and 100% of the voting power of Class A and Class B ordinary shares issued and outstanding as of the record date of December 27, 2024, and therefore constituting a quorum of the Class A and Class B ordinary shares outstanding and entitled to vote at the Meeting as of the record date. Holders of Class B ordinary shares as of the Record Date are entitled to 10 votes for each share held for each of the resolutions. All matters voted on at the Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. As an ordinary resolution,

“That (a) the increase of the authorized share capital of the Company from US$50,000.00 divided into (a) 1,000,000,000 series A ordinary shares of par value US$0.00004 each and (b) 250,000,000 series B ordinary shares of par value US$0.00004 each, to US$1,000,000.00 divided into (a) 20,000,000,000 series A ordinary shares of par value US$0.00004 each and (b) 5,000,000,000 series B ordinary shares of par value US$0.00004 each, by the creation of additional (a) 19,000,000,000 series A ordinary shares of par value US$0.00004 each and (b) 4,750,000,000 series B ordinary shares of par value US$0.00004 each to rank pari passu in all respects with the existing shares in the capital of the Company be and is hereby approved (the “Share Capital Increase”); and (b) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Share Capital Increase and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.”

2. As an ordinary resolution,

“That (a) the consolidation of the Company’s issued and unissued series A and series B ordinary shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-two hundred (200) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.”

3. As a special resolution,

“That subject to and conditional upon the passing of Resolution One above in respect of the Share Capital Increase, with immediate effect after the close of this meeting, (a) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase be and is hereby approved; (b) the amended and restated memorandum and articles of association of the Company (the “Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the adoption of the Amended and Restated Memorandum and Articles of Association and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.”

4. As a special resolution,

“That subject to and conditional upon the passing of Resolution Two above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the amendment of the amended and restated memorandum and articles of association of the Company and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.”

5. As a special resolution,

“That subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, with effect from the date of issue of the certificate of incorporation on change of name by the Registrar of Companies in the Cayman Islands, (a) the change of the English name of the Company from “Lichen China Limited” to “Lichen International Limited” and the dual foreign name in Chinese of the Company from “理臣中國有限公司” to “理臣国际有限公司” (the “Name Change”) be and is hereby approved; (b) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the new name of the Company be and is hereby approved and the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he or she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and the amendment of the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company. ”

6. As a special resolution,

“That (a) article 62 of the existing articles of association of the Company be deleted in its entirety and replaced with the following new article 62:

“62. The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting, provided that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable, telecopy, email, secure electronic submission, or telephonic confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. Votes submitted through an Electronic Voting System or a Telephonic Voting System shall be treated as validly cast and equivalent to votes cast in person or by proxy at the meeting.”

(b) the following new definitions of “Electronic Voting System” and “Telephonic Voting System” be inserted in article 1 of the existing articles of association of the Company:

“Electronic Voting System” means any internet-based or software-enabled system approved by the Directors that allows Members to cast votes remotely.

“Telephonic Voting System” means any system using telecommunication technology approved by the Directors for securely collecting votes from Members.

(together with (a) above, the “Meeting Amendment”);

(c) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Meeting Amendment be and is hereby approved and the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and

(d) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he or she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Meeting Amendment and the amendment of the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.”

7. As an ordinary resolution,

“That the Meeting be and is adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Resolution One above, Resolution Two above, Resolution Three above, Resolution Four above, Resolution Five above, and/or Resolution Six above.”

All matters voted on at the annual meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

PROPOSAL #001 TO APPROVE THE SHARE CAPITAL INCREASE

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	420,861	615,017	2,174
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,275,861	615,017	2,174
% OF VOTED	99.33%	0.66%
% OF OUTSTANDING	58.92%	0.39%
% OF VOTED W/ABS/WHD	99.32%	0.66%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.92%	0.39%	0.00%

PROPOSAL #002 TO APPROVE THE SHARE CONSOLIDATION

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	412,812	590,224	35,016
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,267,812	590,224	35,016
% OF VOTED	99.35%	0.64%
% OF OUTSTANDING	58.92%	0.38%
% OF VOTED W/ABS/WHD	99.31%	0.64%	0.03%
% OF OUTSTNDG W/ABS/WHD	58.92%	0.38%	0.02%

PROPOSAL #003 TO ADOPT THE MEMORANDUM & ARTICLES TO REFLECT SHARE CAP. INCREASE

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	405,311	608,709	24,032
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,260,311	608,709	24,032
% OF VOTED	99.33%	0.66%
% OF OUTSTANDING	58.91%	0.39%
% OF VOTED W/ABS/WHD	99.31%	0.66%	0.02%
% OF OUTSTNDG W/ABS/WHD	58.91%	0.39%	0.01%

PROPOSAL #004 TO ADOPT THE MEMORANDUM & ARTICLES TO REFLECT SHARE CONSOLIDATION

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	410,992	604,921	22,139
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,265,992	604,921	22,139
% OF VOTED	99.34%	0.65%
% OF OUTSTANDING	58.91%	0.39%
% OF VOTED W/ABS/WHD	99.31%	0.65%	0.02%
% OF OUTSTNDG W/ABS/WHD	58.91%	0.39%	0.01%

PROPOSAL #005 TO APPROVE THE CHANGE OF NAME OF THE COMPANY

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	683,663	328,668	25,721
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,538,663	328,668	25,721
% OF VOTED	99.64%	0.35%
% OF OUTSTANDING	59.09%	0.21%
% OF VOTED W/ABS/WHD	99.61%	0.35%	0.02%
% OF OUTSTNDG W/ABS/WHD	59.09%	0.21%	0.01%

PROPOSAL #006 TO AMEND ARTICLES 1 AND 62 OF THE ARTICLES OF ASSOCIATION

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	445,261	584,264	8,527
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,300,261	584,264	8,527
% OF VOTED	99.36%	0.63%
% OF OUTSTANDING	58.94%	0.37%
% OF VOTED W/ABS/WHD	99.35%	0.63%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.94%	0.37%	0.00%

PROPOSAL #007 TO APPROVE THE ADJOURNMENT OF THE MEETING

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	318,319	717,268	2,465
REGISTERED	855,000	0	0
REGISTERED- CLASS B	90,000,000	0	0
TOTAL SHARES VOTED	91,173,319	717,268	2,465
% OF VOTED	99.21%	0.78%
% OF OUTSTANDING	58.85%	0.46%
% OF VOTED W/ABS/WHD	99.21%	0.78%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.85%	0.46%	0.00%

A copy of the Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: February 12, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer